SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                  04 May 2006


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 04 May 2006 re: 'Director/PDMR Shareholding'

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS


This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO (i) AND (ii)

3. Name of person discharging managerial responsibilities/director JOHN ERIC DANIELS


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr. J.E. Daniels:                                     157,792


Lloyds TSB Registrars Corporate Nominee Limited

AESOP1 account (LTSBRCNL AESOP1):                        3,262

Hill Samuel Offshore Trust Company Limited (HSOTC):    108,681

Conditional award of performance shares under the

Lloyds TSB performance share plan:                     368,414



8 State the nature of the transaction

567 free shares were allocated to LTSBRCNL AESOP1 account for Mr. Daniels, under the Lloyds TSB Group Shareplan on 28th April, 2006.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.

9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
N/A

14. Date and place of transaction
THE TRANSACTION TOOK PLACE ON 28TH APRIL, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

MR. J.E. DANIELS:                                 157,792

LTSBRCNL AESOP1:                                    3,829

HSOTC:                                            108,681

Conditional award of performance shares under the

Lloyds TSB performance share plan:                368,414

PERCENTAGE HOLDING IS MINIMAL

16. Date issuer informed of transaction

2ND MAY, 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
2,371,087

23. Any additional information
-

24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY     020 7356 1043


Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY

Date of notification     4TH MAY, 2006


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i) AND (ii)

3. Name of person discharging managerial responsibilities/director TERESA ARLENE DIAL

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Hill Samuel Offshore Trust Company Limited (HSOTC):               16,909

Conditional award of performance shares under the
Lloyds TSB performance share plan:                                57,322



8 State the nature of the transaction

567 free shares were allocated to Lloyds TSB Registrars Corporate Nominee Limited AESOP1 account (LTSBRCNL AESOP1) for Ms Dial, under the Lloyds TSB Group Shareplan on 28th April, 2006.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.



9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
N/A

14. Date and place of transaction

THE TRANSACTION TOOK PLACE ON 28TH APRIL, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

HSOTC:   16,909                         -

Conditional award of performance shares under the

Lloyds TSB performance share plan: 57,322

LTSBRCNL AESOP1:                      567

PERCENTAGE HOLDING IS MINIMAL

16. Date issuer informed of transaction
2ND MAY, 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-


18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
706,959

23. Any additional information
-


24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY     020 7356 1043


Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY

Date of notification 4TH MAY 2006




NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i) AND (ii)

3. Name of person discharging managerial responsibilities/director MICHAEL EDWARD FAIREY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr. M.E. Fairey:                                     71,035

Lloyds TSB Registrars Corporate Nominee Limited

AESOP1 account (LTSBRCNL AESOP1):                     2,532

Lloyds TSB Registrars (ISA) Nominees Limited (LTSBR(I)NL):

- Mr. Fairey (Single company maxi ISA):               6,376

Hill Samuel Offshore Trust Company Limited (HSOTC):  54,360

Conditional award of performance shares under the

Lloyds TSB performance share plan:                  184,274



8 State the nature of the transaction

567 free shares were allocated to LTSBRCNL AESOP1 account for Mr. Fairey, under the Lloyds TSB Group Shareplan on 28th April, 2006.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.

9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
N/A

14. Date and place of transaction

THE TRANSACTION TOOK PLACE ON 28TH APRIL, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Mr. M.E. Fairey:                           71,035

LTSBRCNL AESOP1:                            3,099

LTSBR(I)NL:

- Mr. Fairey (Single company maxi ISA):     6,376

HSOTC:                                     54,360

Conditional award of performance shares under the

Lloyds TSB performance share plan: 184,274

PERCENTAGE HOLDING IS MINIMAL

16. Date issuer informed of transaction


2ND MAY, 2006





If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
1,866,264

23. Any additional information
-

24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY     020 7356 1043


Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY

Date of notification 4TH MAY, 2006



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i) AND (ii)

3. Name of person discharging managerial responsibilities/director MR ARCHIBALD GERARD KANE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr. A.G. Kane:                                                108,204

Miss D.M. Muirhead (Mrs. Kane):                                12,613

Lloyds TSB Registrars Corporate Nominee Limited

AESOP1 account (LTSBRCNL AESOP1):                               3,262

Lloyds TSB Registrars (ISA) Nominees Limited (LTSBR(I)NL):

     - Mr. Kane: (Single company maxi ISA):                     1,134

Hill Samuel Offshore Trust Company Limited (HSOTC):            42,702

Conditional award of performance shares under the

Lloyds TSB performance share plan:                            144,754



8 State the nature of the transaction

567 free shares were allocated to LTSBRCNL AESOP1 account for Mr. Kane, under the Lloyds TSB Group Shareplan on 28th April, 2006.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.

9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction
N/A

14. Date and place of transaction

THE TRANSACTION TOOK PLACE ON 28TH APRIL, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

    Mr. A.G. Kane:                                   108,204

    Miss D.M. Muirhead (Mrs. Kane):                   12,613

    LTSBRCNL AESOP1:                                   3,829

    LTSBR(I)NL:

    - Mr. Kane: (Single company maxi ISA):             1,134

    HSOTC:                                            42,702

    Conditional award of performance shares under the

    Lloyds TSB performance share plan:               144,754



    PERCENTAGE HOLDING IS MINIMAL




16. Date issuer informed of transaction
2ND MAY, 2006




If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant -

18. Period during which or date on which it can be exercised
-
19. Total amount paid (if any) for grant of the option -

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
1,587,003

23. Any additional information
-

24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY     020 7356 1043

Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY


Date of notification     4TH MAY, 2006



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS


This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i) AND (ii)

3. Name of person discharging managerial responsibilities/director GEORGE TRUETT TATE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Lloyds TSB Registrars Corporate Nominee Limited

AESOP1 account (LTSBRCNL AESOP1):                         1,356

Hill Samuel Offshore Trust Company Limited (HSOTC):      50,068

Conditional award of performance shares under the

Lloyds TSB performance share plan:                      169,720



8 State the nature of the transaction

567 free shares were allocated to LTSBRCNL AESOP1 account for Mr. Tate, under the Lloyds TSB Group Shareplan on 28th April, 2006.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.

9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
N/A

14. Date and place of transaction

THE TRANSACTION TOOK PLACE ON 28TH APRIL, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
LTSBRCNL AESOP1          1,923

HSOTC:                  50,068

Conditional award of performance shares under the

Lloyds TSB performance share plan: 169,720

PERCENTAGE HOLDING IS MINIMAL

16. Date issuer informed of transaction
2ND MAY, 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
1,116,907

23. Any additional information
-


24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY     020 7356 1043


Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY

Date of notification 4TH MAY, 2006



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS


This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i) AND (ii)

3. Name of person discharging managerial responsibilities/director HELEN ALISON WEIR

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Lloyds TSB Registrars Corporate Nominee Limited

AESOP1 account (LTSBRCNL AESOP1):                      670

Lloyds TSB Registrars (ISA) Nominees Limited (LTSBR(I)NL):

- Mrs Weir (Single company maxi ISA):                3,322

Hill Samuel Offshore Trust Company Limited (HSOTC): 36,690

Conditional award of performance shares under the

Lloyds TSB performance share plan:                 124,374




8 State the nature of the transaction

567 free shares were allocated to LTSBRCNL AESOP1 account for Mrs Weir, under the Lloyds TSB Group Shareplan on 28th April, 2006.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.

9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
N/A

14. Date and place of transaction

THE TRANSACTION TOOK PLACE ON 28TH APRIL, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

LTSBRCNL AESOP1:                          1,237

LTSBR(I)NL:

- Mrs Weir (Single company maxi ISA):     3,322

HSOTC:                                   36,690

Conditional award of performance shares under the

Lloyds TSB performance share plan:      124,374

PERCENTAGE HOLDING IS MINIMAL

16. Date issuer informed of transaction
2ND MAY, 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
861,775

23. Any additional information
-

24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY     020 7356 1043


Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY

Date of notification     4TH MAY, 2006




NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS


This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i)

3. Name of person discharging managerial responsibilities/director
FRANS HIJKOOP

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

LLOYDS TSB REGISTRARS CORPORATE NOMINEE LIMITED

AESOP1 ACCOUNT (LTSBRCNL AESOP1):                967

HILL SAMUEL OFFSHORE TRUST

COMPANY LIMITED (HSOTC):                      19,205


CONDITIONAL AWARD OF PERFORMANCE SHARES

UNDER THE LLOYDS TSB PERFORMANCE SHARE PLAN: 65,100



8 State the nature of the transaction

567 free shares were allocated to LTSBRCNL AESOP1 account for Mr. Hijkoop, under the Lloyds TSB Group Shareplan on 28th April, 2006.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.

9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
N/A

14. Date and place of transaction

THE TRANSACTION TOOK PLACE ON 28TH APRIL, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

LTSBRCNL AESOP1:                              1,534

HSOTC:                                       19,205

CONDITIONAL AWARD OF PERFORMANCE SHARES

UNDER THE LLOYDS TSB PERFORMANCE SHARE PLAN: 65,100

PERCENTAGE HOLDING IS MINIMAL

16. Date issuer informed of transaction
2ND MAY, 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
471,728

23. Any additional information
-

24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY     020 7356 1043


Name and signature of duly authorised officer of issuer responsible for making notification

MR. A.J. MICHIE, SECRETARY

Date of notification 4TH MAY, 2006




NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i)

3. Name of person discharging managerial responsibilities/director CAROL FRANCES SERGEANT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

LLOYDS TSB REGISTRARS CORPORATE NOMINEE LIMITED

AESOP1 ACCOUNT (LTSBRCNL AESOP1):                      1,045

HILL SAMUEL OFFSHORE TRUST

COMPANY LIMITED (HSOTC):                              23,208

CONDITIONAL AWARD OF PERFORMANCE SHARES

UNDER THE LLOYDS TSB PERFORMANCE SHARE PLAN:          78,670



8 State the nature of the transaction

567 free shares were allocated to LTSBRCNL AESOP1 account for Mrs Sergeant, under the Lloyds TSB Group Shareplan on 28th April, 2006.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.



9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
N/A

14. Date and place of transaction

THE TRANSACTION TOOK PLACE ON 28TH APRIL, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

LTSBRCNL AESOP1:                              1,612

HSOTC:                                       23,208

CONDITIONAL AWARD OF PERFORMANCE SHARES

UNDER THE LLOYDS TSB PERFORMANCE SHARE PLAN: 78,670

PERCENTAGE HOLDING IS MINIMAL

16. Date issuer informed of transaction
2ND MAY, 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
470,090

23. Any additional information
-

24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY     020 7356 1043


Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY

Date of notification 4TH MAY, 2006




NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS


This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i)

3. Name of person discharging managerial responsibilities/director CHRISTOPHER MICHAEL WISCARSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MR. C.M. WISCARSON:                                        38,920

LLOYDS TSB REGISTRARS CORPORATE NOMINEE LIMITED

AESOP1 ACCOUNT (LTSBRCNL AESOP1):                           3,581

HILL SAMUEL OFFSHORE TRUST

COMPANY LIMITED (HSOTC):                                   37,351

CONDITIONAL AWARD OF PERFORMANCE SHARES

UNDER THE LLOYDS TSB PERFORMANCE SHARE PLAN:              126,614

SAVE & PROSPER

PERSONAL EQUITY PLAN

FOR MRS WISCARSON:                                          6,963

8 State the nature of the transaction

567 free shares were allocated to LTSBRCNL AESOP1 account for Mr. Wiscarson, under the Lloyds TSB Group Shareplan on 28th April, 2006.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.

9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
N/A

14. Date and place of transaction

THE TRANSACTION TOOK PLACE ON 28TH APRIL, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

MR. C.M. WISCARSON:                                    38,920

LTSBRCNL AESOP1:                                        4,148

HSOTC:                                                 37,351

CONDITIONAL AWARD OF PERFORMANCE SHARES

UNDER THE LLOYDS TSB PERFORMANCE SHARE PLAN:          126,614

SAVE & PROSPER

PERSONAL EQUITY PLAN

FOR MRS WISCARSON:                                      6,963

PERCENTAGE HOLDING IS MINIMAL

16. Date issuer informed of transaction
2ND MAY, 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
1,007,017

23. Any additional information
-

24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY     020 7356 1043

Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE SECRETARY

Date of notification 4TH MAY, 2006




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     04 May 2006